Operator

 Welcome to the Silicon Storage Technology Incorporated second quarter 2005 financial results conference call. [OPERATOR INSTRUCTIONS] Here with our opening remarks is Silicon Storage Technology's Chairman, President, and Chief Executive Officer, Mr. Bing Yeh. Please go ahead.

Bing Yeh — Silicon Storage Technology, Inc. - CEO

Thank you all for joining us today for SST's second quarter 2005 conference call. I am Bing Yeh, president and CEO. With me today is Jack Lai, our Chief Financial Officer. Jack will begin the call by giving you a detailed financial overview of our second quarter. Following that I will discuss the status of the company and current market conditions.

Then, we will open up the call for questions and answers. Jack.

Jack Lai — Silicon Storage Technology, Inc. - CFO

Thank you, Bing.

During the course of this conference call, we will make projections or other forward-looking statements regarding flash memory market conditions, the company's future financial performance, the performance of new products, the company's ability to bring new products to market, inventory levels, the company's ability to secure foundry capacity and other items as may be appropriate. Please keep in mind that these statements are predictions and that actual events or results may differ materially. Please refer to the Company's annual report on Form 10-K for the year ended December 31, 2004, Form 10-Q for the quarter ended March 31, 2005 and other filings made with the SEC for additional information and risk factors which could cause actual results to differ materially from our current expectations.

Now, our second quarter 2005 financial results are as follows:

Net revenues for the second quarter were $93.3 million, compared with $86.3 million in the first quarter of 2005 and with $128.5 million in the second quarter of 2004. Our net product revenues for the second quarter were $84.9 million, compared with $79.3 million in the first quarter of 2005 and with $115.6 million in the second quarter of 2004.

Turning to our product applications revenue mix for the second quarter, digital consumer applications accounted for 45.0% of gross product revenues while networking applications accounted for 5.9%. Wireless communications accounted for 20.4%, and Internet computing accounted for 28.7%.

Geographically, as a percentage of gross product revenues, North America generated 5.3% of gross product revenues in the second quarter of 2005 and the balance of 94.7% came from international gross product revenues.

The 94.7% of international gross product revenues was divided as follows: Japan accounted for 7.1%, Korea accounted for 8.4%, Taiwan accounted for 13.8%, China accounted for 46.9%, Europe accounted for 8.1%, and the remaining 10.4% was consumed by other Far East locations.

Revenues from technology licensing for the second quarter were $8.4 million, up by 19.5% from $7.0 million in the first quarter of 2005. Technology licensing revenues in the second quarter of 2004 were $12.9 million.

Product gross margin in the second quarter was 3.4%, compared with 7.0% in the first quarter of 2005 and with 31.0% in the second quarter of 2004. Gross margin was 12.1% for the second quarter of 2005. This included an inventory adjustment of $8.3 million primarily due to lower of cost or market. By comparison, gross margin was 14.6% in the first quarter of 2005 and 37.9% for the second quarter of 2004.

Total expenses were $30.1 million or 32.3% of net revenues for the second quarter of 2005. This included non-recurring charges of $2.9 million related to in-process R&D expenses involving the Actrans acquisition and the settlement of the Atmel patent litigation case. In the first quarter of 2005, total expenses were $26.0 million or 30.1% of net revenues and in the second quarter of 2004, total expenses were $25.4 million, or 19.7% of net revenues.

Research and development expenses for the second quarter were $13.1 million or 14.0% of net revenues. This compares with $12.0 million or 13.9% of net revenues in the first quarter of 2005 and $12.0 million or 9.4% of net revenues in the second quarter of 2004.

Sales and marketing expenses for the second quarter were $7.0 million or 7.5% of net revenues, compared with $7.3 million or 8.5% of net revenues in the first quarter of 2005. Sales and marketing expenses in the second quarter of 2004 were $7.3 million or 5.7% of net revenues.

General & administrative expenses for the second quarter were $7.1 million or 7.6% of net revenues, compared with $6.7 million or 7.8% of net revenues in the first quarter of 2005. This compares with $4.6 million or 3.6% of net revenues in the second quarter of 2004.

Total headcount at the end of the second quarter was 632 compared with 614 at the end of the first quarter of 2005. The company continues to focus its human resources on R&D, with more than 54.0% of our personnel dedicated to bringing our new technologies and cost reduced products to market.

Net loss for the second quarter of 2005 was $19.6 million, or a loss of $0.19 per share, based on approximately 102.2 million diluted shares outstanding. By comparison, the company recorded a net loss of $13.9 million, or a loss of $0.14 per share on approximately 97.8 million diluted shares outstanding in the first quarter of 2005.   For the second quarter of 2004, the company reported a net income of $22.1 million, or $0.22 per share on approximately 100.5 million diluted shares outstanding.

Let's turn now to the balance sheet.

Net trade accounts receivable were $47.8 million, up $2.0 million from $45.8 million in the first quarter of 2005.

Days sales outstanding were 47 days compared with 48 days in the first quarter.   We expect DSO to return to a more normal level of approximately 52 to 55 days.

Net inventories stood at $159.6 million, down $16.6 million from $176.2 million in the first quarter.

Net fixed assets for the second quarter were $17.0 million, an increase of $893,000 from $16.1 million in the first quarter.

Depreciation expense for the second quarter was $1.5 million.

SST finished the second quarter with $50.2 million in cash, cash equivalents and short-term investments.

This concludes the discussion of our financial results. I'll now turn the call back to Bing. Bing.

Bing Yeh — Silicon Storage Technology, Inc - CEO

Thank you, Jack.

Now I would like to comment on our second quarter results and the current market situation.

After a disappointing first quarter, I am pleased to report that our second quarter has shown clear signs of improvement. Our revenue was higher than we expected and unit shipments increased in many high volume applications. In fact, we made record unit shipments to many applications including: notebook PC, hard disk drive, LCD monitor, point-of-sale, DVD-RW drive, MP3 player, set-top-box, voice-over-IP, GPS and Bluetooth applications. Total units shipped during the second quarter were only slightly less than the record shipments we achieved in the fourth quarter of 2004.

Looking at our application segments, units shipped to the Internet computing segment grew 17 percent and posted record results, largely due to the renewed strong demand in the PC, LCD monitor, printer, hard disk drive and graphics card applications.

Unit shipped to the digital consumer segment grew 9 percent, driven by the increased shipments to digital camera, DVD player, DVD-RW drive, electronic book, MP3 player and VCD player applications.

In the wireless communications segment, shipments were up 10 percent, largely due to the increased shipment to Bluetooth, cordless phone and cell phone applications.

Finally, the networking segment increased by 5 percent, mainly due to improved shipments to networking equipment, voice-over-IP and wireless LAN applications.

Despite strengthening demand, the continued industry oversupply and heavy competition caused our selling prices to erode by 8 percent. By comparison, our price erosion for the first quarter was 9.8 percent. Our blended ASP, which takes into consideration our product mix, decreased 4.4 percent for the second quarter.

Now turning to the issue of inventory…

Our inventory level began to drop in the second quarter as a result of increased shipments and reduction in wafer starts during the last two quarters.

As more than 65 percent of our inventory is in the 8Mbit and higher densities, we expect our inventory reduction to pick up momentum when we ship increased volume of higher density products toward later part of this year. If we ship according to plan, we expect to generate positive cash flow in the fourth quarter due to the increased shipment of higher density inventories.

Now turning to gross margin…

The most significant factor in our gross margin results continued to be the severe price erosion as a result of industry-wide oversupply and the fierce competition for market share among major suppliers. During the second quarter, our price erosion occurred across all densities. While prices in our 4Mbit and below products have stabilized somewhat, the continued heavy competition is likely to cause further price erosion, but to a much lesser degree. While we do not believe the current pricing environment is sustainable long-term, we believe that we will not see significant improvement until the latter part of 2005. Therefore, we will continue to limit production of our 16 and 32 Mbit products while the pricing environment is not favorable. This, coupled with the migration of our 0.33 micron product to 0.25 and 0.18 micron technologies for all other densities, will allow us to improve our cost structure and increase our gross margin.

In the area of new memory technology and product development…

We are continuing to drive manufacturing cost reductions through the transition to smaller geometries. Substantially all of new wafer starts are now in 0.25 micron and 0.18 micron geometries. We are in the process of intensively developing 0.13 micron and 0.12 micron process technologies. A 0.12-micron process being developed at PowerChip is already generating a functional 512Mbit NAND product. We are using the same technology to develop two 16Mbit NOR products, targeted for production in the second half of 2006. While our near term gross margin is expected to be mainly impacted by our inventory and price erosion, we believe our cost reduction efforts will position us for the expected industry upturn.

Turning to our non-memory and licensing business….

As we have discussed in previous quarters, one of our key initiatives is the active development of our non-memory business. Our objective is to transform SST from a pure-play in flash to a multi-product line company. We continue to execute on our plan to achieve, by mid-2008, 30 percent revenue contribution from non-memory products, which includes embedded controllers, smart card ICs and radio frequency ICs. We believe that this is an area in which we have significant competitive advantages and also an area that can yield profitable revenue with higher and more stable gross margins.

During the second quarter, the revenue contribution from non-memory products decreased due to continued difficulty in the SIM card IC market. We expect revenue from our non-memory products to improve significantly during the second half, primarily due to the increased shipment of controller products with embedded flash to consumer applications. We now expect our non-memory revenue in the second half to be approximately $45 million; more than double our non-memory revenue in the first half of the year.

The shipment of radio frequency communication IC product remained insignificant and we do not expect this situation to change until late 2006. However, we are making steady progress in this new area. During the second quarter we announced two new high-efficiency power amplifiers for 802.11a and 802.11b/g WLAN systems and a Bluetooth power amplifier solution that increases the transmission range with lower power consumption than current competitive solutions. These products offer designers a reliable, low-power solution that allows our customers to provide increased performance without increased cost.

On the licensing front, our licensing business has expanded by adding NAND flash memory. In late June, we signed an agreement with PowerChip for PowerChip to license our NAND technology and products that we acquired through the acquisition of Actrans Systems. As I stated earlier, we have produced a working 512Mbit NAND product based on a 0.12um process at PowerChip. The yield is improving steadily. We expect PowerChip to begin the production ramp of this 512Mbit product in the fourth quarter.

Looking ahead….

We expect that this difficult market that has negatively affected our results over the last several quarters should begin to improve in the second half. We expect that competition, particularly in the higher densities, may continue to cause price erosion for the coming quarters, but to a much lesser degree. In addition, the expected shipment ramp of our serial flash products, certain non-memory products and non-commodity memory products, coupled with continued lowering of our manufacturing costs, should position us for growth in the third quarter and beyond.

Bing Yeh — Silicon Storage Technology, Inc. - CEO

In summary, as we look ahead, we expect our third quarter unit shipments to show double-digit growth from the second quarter. We also expect the third quarter revenue to show healthy growth with improved gross margin. The blended ASP is expected to be flat with price erosion of some products offset by increased shipments of higher priced products. Licensing revenue is expected to be consistent with the prior quarter. Therefore, we expect our third quarter revenues to be between $103 million and $113 million, assuming no drastic changes occur in the U.S. and international economies. Gross margin is expected to be between 14 and 16 percent, which takes into consideration the risks associated with market condition changes. Research and development spending is expected to be approximately 5 percent higher than the prior quarter. With these revenue and expense levels, we expect the net loss per share to be between $0.11 and $0.15 in the third quarter.

We are now happy to answer your questions.

Question and Answer Period

Operator

 Thank you very much. [OPERATOR INSTRUCTIONS] Representing Wachovia, we go to the line of John Barton -- please go ahead sir.

 John Barton - Wachovia Securities - Analyst

 Thank you. On the topic of licensing revenue, you're up sequentially in the quarter to 8.4 versus 7 the previous quarter. Could you give us insight, is that new products coming online in the licensing SuperFlash or is that just an increase in units from existing licensees and any other color you can add as you think about that over the next several quarters?

 Bing Yeh - Silicon Storage Technology, Inc. - CEO

 That's basically the royalty revenue reported by our licensees. There could be numbers that probably were not reported by our licensee in earlier quarters and then added back, but that impact is not that big. Basically we expect our third quarter licensing to be consistent with second quarter, around the same level.

John Barton - Wachovia Securities - Analyst

Okay. In the non-memory products, obviously assuming growth the back half of this year, when you look at non-memory in aggregate, gross margins on an incremental sales dollar, where should it fall out for the balance of the year?

Bing Yeh - Silicon Storage Technology, Inc. - CEO

The gross margins for those non-memory products is certainly going to be higher than our standard memory product.

John Barton - Wachovia Securities - Analyst

Could you give us an idea of a range? If I look at product revenue in the quarter, it was down in the very low single-digits. Are we talking about 20% gross margins, 35% gross margins for the new non-memory stuff?

Bing Yeh - Silicon Storage Technology, Inc. - CEO

In the beginning it's going to be a mix, it's going to be some of them are in the low 20s and some of them are as high as the 40s.

John Barton - Wachovia Securities - Analyst

The serial flash front, obviously it seems like you have a major migration headed that direction. Your thoughts on how the competition is reacting to that. Do you expect to see the entire industry move to address that, or do you think you can create a niche so to speak.

Bing Yeh - Silicon Storage Technology, Inc. - CEO

It's an industry trend. It's not only SST shipping the product. I believe there are also a few suppliers that are also driving this market. And, you know, the good thing we see at this point is even though our serial flash revenue is increasing, we have more units shipped in the serial area, however our parallel memory doesn't seem to slow down and that's the good news at this moment.

John Barton - Wachovia Securities - Analyst

With the -- let's stick with the 8 Meg and below densities. With product coming off the line today, and/or shrinks that are due out over the next quarter, let's limit it to that, based upon current ASPs, what do you think the erosion will be for Q3? And ballpark, what type of gross margin would you expect them to support in that current environment?

Bing Yeh - Silicon Storage Technology, Inc. - CEO

As we said, we expect that certain products are going to have some price erosion. However, we are going to ship some product with higher ASP, so it is a higher margin, so it is going to be a wash. In average we expect our gross margin to be flat. I'm sorry, I meant, the ASP is going to be flat with the second quarter. The gross margin is going to see some improvements due to those higher margin product shipments, plus the improvement in our continuous improvement of our cost structures.

John Barton - Wachovia Securities - Analyst

Trying to stay away from the mixed with higher gross margin product, if we just looked at for instance, 4 Meg product today, stuff coming off the line currently, current geometries, current resale environment, current pricing environment, what type of gross margins would you be running there for that product in Q3?

Bing Yeh - Silicon Storage Technology, Inc. - CEO

We have several type of product in the 4Mbit densities. Some of them we are selling at a quite high margins, and some of them selling at quite low margins. So it's not easy to say. But overall, I would say the average probably in the low 20s.

John Barton - Wachovia Securities - Analyst

Final question, if I could. The other income line of just over a million. What was within that number, please?

Jack Lai - Silicon Storage Technology, Inc. - CFO

We invest in several companies, primarily in Taiwan, and we receive dividends from those companies, normally in this quarter.

John Barton - Wachovia Securities - Analyst

Okay. How would you expect that to transfer to Q3?

Jack Lai - Silicon Storage Technology, Inc. - CFO

No, that's once a year. After the fiscal year close in December, normally they announce a dividend in Q2 and a payout price sometime in the summertime.

John Barton - Wachovia Securities - Analyst

Other income going back to comparable Q1 levels?

Jack Lai - Silicon Storage Technology, Inc. - CFO

Correct.

John Barton - Wachovia Securities - Analyst

Thank you.

Operator

And thank you. [OPERATOR INSTRUCTIONS] Representing CSC, we go to the line of Lawrence Fisher. Please go ahead.

Lawrence Fisher - CSC

Good afternoon, Bing and Jack. I was just wondering if your current revenue target for the year is still on target with what you discussed on investor day last month? You had said, I believe, a 420 to 450 million for the year?

Bing Yeh - Silicon Storage Technology, Inc. - CEO

Yes. We haven't changed that guidance.

Lawrence Fisher - CSC

Okay. So then doing the math backwards, using each quarter, we're looking probably somewhere in the neighborhood of 130 to 140 million in Q4, which would significantly higher than Q3?

Bing Yeh - Silicon Storage Technology, Inc. - CEO

We expect to see continued growth for the next two quarters.

Lawrence Fisher - CSC

Okay. Thank you. I also notice there's an additional goodwill of 15 million on the balance sheet this quarter. What is that related to?

Jack Lai - Silicon Storage Technology, Inc. - CFO

Yes. We have acquisition in the quarter, the company is Actrans Systems, and we have booked that goodwill on the balance sheet.

Lawrence Fisher - CSC

Okay. How is the search for a new CEO -- excuse me, CFO going?

Bing Yeh - Silicon Storage Technology, Inc. - CEO

We have identified several strong candidates and we're in the process of interviewing those candidates.

Lawrence Fisher - CSC

Okay. Did you have any exposure to the Yuan revaluation at all? I believe most of your sales are in dollars but I'm not sure if your expenses are in dollars at all.

Bing Yeh - Silicon Storage Technology, Inc. - CEO

All our purchases is in U.S. dollars, and also selling in U.S. dollars. But when there is an exchange rate change, it certainly always have some impact, because -- in fact, we're able to be compete better in the Chinese market, because the price is going to appear to be cheaper for the local company.

Lawrence Fisher - CSC

Okay. Is the increase in your non-memory revenue in the second half of the year higher than you expected, is that mostly due to the controller that is going into the higher density Apple iPods?

Bing Yeh - Silicon Storage Technology, Inc. - CEO

We have -- we are going to increase our controller sales in the second half. We don't know what our application going to be and we're not going to disclose our customers' information. In general, I think that we are doing quite well in the MP3 player market. In fact, we have shipped over 20 million units of flash memory components to the MP3 player applications during the first half of the year.

So in general, I believe we have a high market share, probably in the 70% range of that, of the MP3 player market. We are supplying to basically all the major MP3 player.

Lawrence Fisher - CSC

Okay. Thank you very much.

Operator

Thank you, Mr. Fisher.   [OPERATOR INSTRUCTIONS] Mr. Yeh., and Mr. Lai, there are no further questions and I'll turn the call back to you for your closing remarks.

Bing Yeh - Silicon Storage Technology, Inc. - CEO

Thank you for participating in this conference call. As always, feel free to call Jack or myself directly if you would like to arrange a call or meeting. We thank you for your continued interest in SST.

Operator

And ladies and gentlemen, that does conclude the call for today. However your host is making today's conference available for digitized replay for two weeks starting at 5:00 p.m. Pacific Daylight Time July 26th through August the 9th. To access AT&T's executive replay service, dial 800-475-6701. At the voice prompt enter today's I.D. of of 787183. Internationally, you may access the replay by dialing 320-365-3844, again with the I.D. of 787183. That does conclude our financial results for this second quarter. Thank you very much for your participation, as well as for using AT&T's executive teleconference service.